

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 4, 2023

Kersten Zupfer
Executive Vice President and Chief Financial Officer
Regis Corporation
3701 Wayzata Boulevard
Minneapolis, MN 55416

> **Re: Regis Corporation**
> **Form 10-K for Fiscal Year Ended June 30, 2022**
> **Filed August 23, 2022**
> **Earnings Release on Form 8-K**
> **Furnished November 1, 2022**
> **File No. 001-12725**

Dear Kersten Zupfer:

We have reviewed your December 14, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 22, 2022 letter.

Earnings Release on Form 8-K Furnished November 1, 2022

Exhibit 99.1
Non-GAAP Reconciliations
Reconciliation Of Reported Franchise EBITDA As A Percent Of U.S. GAAP Revenue To
EBITDA As A Percent Of Adjusted Revenue

1. Refer to your response to comment 5 regarding the non-margin revenue adjustments in presenting adjusted EBITDA as a percent of adjusted revenue. Please consider adding disclosure consistent with your response that you remove non-margin revenue in order to show a meaningful margin rate given the majority of your revenue is offset by an equal amount of expense such that there is no contribution to your margin.

2. Refer to your responses to comments 3 and 4. You state "adjusted EBITDA" is to be the sole segment measure going forward. However, we note your reference to "adjusted Franchise EBITDA" in these responses, and we also note reference to "Franchise adjusted EBITDA" in the earnings release. If these measures represent the same amount, please use one label for consistency. If they represent different measures, explain to us how these measures differ and what each represents.

3. In your response to comment 3 you state you will no longer present "Franchise EBITDA." In comment 5 you refer to the use of "Franchise EBITDA" in the reconciliation as if you still intend to present it. Please clarify for us whether or not "Franchise EBITDA" is to be presented.

You may contact Robert Shapiro at 202-551-3273 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services